UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report
(Date of earliest event reported):

February 8, 2007

THERMO FISHER SCIENTIFIC INC.
(Exact name of Registrant as specified in its Charter)

Delaware	1-8002	04-2209186
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

81 Wyman Street, P.O. Box 9046 Waltham, Massachusetts	02454-9046
(Address of principal executive offices)	(Zip Code)

(781) 622-1000
(Registrant's telephone number
including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

119647-1

This Current Report on Form 8-K contains forward-looking statements that involve a number of risks and uncertainties. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth under the heading "Risk Factors" in Thermo Electron Corporation and Fisher Scientific International Inc.'s Quarterly Reports on Form 10-Q for the third quarter of 2006. We also may make forward-looking statements about the benefits of the merger of Thermo Electron and Fisher Scientific, including statements about future financial and operating results, the new company's plans, objectives, expectations and intentions and other statements that are not historical facts. These include risks and uncertainties relating to: the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; the need to develop new products and adapt to significant technological change; implementation of strategies for improving internal growth; use and protection of intellectual property; dependence on customers' capital spending policies and government funding policies; realization of potential future savings from new productivity initiatives; dependence on customers that operate in cyclical industries; general worldwide economic conditions and related uncertainties; the effect of changes in governmental regulations; exposure to product liability claims in excess of insurance coverage; and the effect of exchange rate fluctuations on international operations. While we may elect to update forward-looking statements at some point in the future, we specifically disclaim any obligation to do so, even if our estimates change and, therefore, you should not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this Current Report on Form 8-K.

Item 2.02 Results of Operations and Financial Condition.

On February 8, 2007, the Registrant announced its financial results for the fiscal quarter ended December 31, 2006. The full text of the press release issued in connection with the announcement is attached as Exhibit 99.1 to this Form 8-K and incorporated herein by reference.

The information contained in this Form 8-K (including Exhibit 99.1) shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, except as expressly set forth by specific reference in such a filing.

Item 9.01. Financial Statements and Exhibits.

(c)   Exhibits

The following Exhibit relating to Item 2.02 shall be deemed "furnished", and not "filed":

99.1   Press Release dated February 8, 2007.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized, on this 8th day of February, 2007.

THERMO FISHER SCIENTIFIC INC.

By: /s/ Peter E. Hornstra
       Peter E. Hornstra
       Vice President and Chief Accounting Officer

ThermoFisher
SCIENTIFIC

News

FOR IMMEDIATE RELEASE

Media Contact Information:
Lori Gorski
Phone: 781-622-1242
E-mail: lori.gorski@thermofisher.com
Website: www.thermofisher.com

Investor Contact Information:
Ken Apicerno
Phone: 781-622-1111
E-mail: ken.apicerno@thermofisher.com

Thermo Fisher Scientific Reports Strong Growth in Revenues and Adjusted EPS in Fourth Quarter 2006

WALTHAM, Mass., February 8, 2007 – Thermo Fisher Scientific Inc. (NYSE: TMO), the world leader in serving science, reported that revenues more than doubled to $1.67 billion in the fourth quarter of 2006 (including $849 million from the merger with Fisher Scientific, completed on November 9, 2006), compared with $741 million in the 2005 quarter. GAAP diluted earnings per share (EPS) were $.08 in 2006, versus $.34 in the year-ago period. GAAP operating income for the 2006 quarter was $26.8 million, compared with $88.5 million in 2005, and GAAP operating margin was 1.6%, compared with 11.9% a year ago. GAAP results in 2006 include $125 million of pre-tax charges related to the merger with Fisher.

Adjusted EPS grew 21% to $.57 in the fourth quarter of 2006, versus $.47 in the 2005 quarter. Adjusted operating income increased 132% in the 2006 quarter, and adjusted operating margin increased 50 basis points to 15.8%, compared with 15.3% in the 2005 period. Adjusted EPS, adjusted operating income and adjusted operating margin are non-GAAP measures that exclude certain items detailed later in this press release under the heading "Use of Non-GAAP Financial Measures," and include results from Fisher since the merger date.

For a better year-to-year comparison of the company's performance, we are also presenting adjusted operating results on a pro forma basis, as if Thermo and Fisher had been combined in both periods. Pro forma revenues grew 11% to $2.35 billion in the fourth quarter of 2006, versus $2.12 billion in the 2005 quarter. Acquisitions (including those by Fisher prior to the merger) contributed 3% of the growth, and currency translation increased revenues by 3%. Pro forma adjusted operating income for the 2006 quarter increased 21% over 2005, and pro forma adjusted operating margin expanded 130 basis points in the 2006 quarter to 15.2%, compared with 13.9% in the 2005 period.

ThermoFisher
S C I E N T I F I C

For full-year 2006, Thermo Fisher reported 44% revenue growth to $3.79 billion (including $849 million of Fisher revenues since the merger date), compared with $2.63 billion in 2005. GAAP diluted EPS was $.84 in 2006, versus $1.36 in 2005. GAAP operating income in 2006 decreased 8%, and GAAP operating margin was 6.4% in 2006, versus 10.0% in 2005. The 2006 results were affected by costs related to the merger with Fisher, as noted above.

Full-year adjusted EPS grew 30% to $1.91 in 2006, compared with $1.47 in 2005. Adjusted operating income increased 63% in 2006, and adjusted operating margin rose 180 basis points year over year, to 15.1% from 13.3% in 2005.

Pro forma revenues for the full year, as if the companies had been combined in both periods, grew 10% to $8.87 billion in 2006, compared with $8.07 billion in 2005. Acquisitions (including those by Fisher prior to the merger) contributed 4% of the growth, and currency translation increased revenues by 1%. Pro forma adjusted operating income in 2006 rose 21% over 2005, and pro forma adjusted operating margin expanded 130 basis points to 14.7% in 2006, versus 13.4% a year ago.

Fourth Quarter Highlights
- Completed industry-transforming merger with Fisher Scientific International; integration on track
- Pro forma revenues grew 11%
- Pro forma adjusted operating income rose 21%
- Pro forma adjusted operating margin expanded 130 basis points
- Strengthened integrated liquid chromatography/mass spectrometry offering with acquisition of Cohesive Technologies

"Our strong growth momentum throughout 2006, bolstered by our industry-transforming merger with Fisher in November, led to a banner year," said Marijn E. Dekkers, president and chief executive officer of Thermo Fisher Scientific. "Our revenues were in line with our growth targets and our adjusted operating margin expanded well beyond our goal of 100 basis points. Most significantly, full-year adjusted EPS topped our expectations at $1.91, for 30% growth over our strong performance in 2005. It's been a very busy year, and we've accomplished a lot thanks to the employees throughout this great new company who made it possible.

ThermoFisher
SCIENTIFIC

"In addition, the integration of Fisher is moving along very well, with teams throughout the company continuing to make excellent progress. We are well on our way to achieving the $75 million of synergies we identified for 2007. Therefore, we are reiterating the 2007 adjusted EPS estimate of $2.35 to $2.45 that we presented at our analyst meeting in December 2006, which would result in 23 to 28% growth over our strong 2006 results. We expect revenues in 2007 to grow to $9.4 to $9.5 billion, an increase of approximately 6 to 8% over our pro forma 2006 revenues." (This guidance includes the favorable impact of a full year of results from 2006 acquisitions and also takes into account the unfavorable effects of 2006 divestitures. The 2007 guidance does not factor in any acquisitions or divestitures that may be completed during the year, and is based on present currency exchange rates. In addition, the adjusted EPS estimate excludes amortization expense for acquisition-related intangible assets and certain other items detailed later in this press release under the heading "Use of Non-GAAP Financial Measures.")

Management uses adjusted operating results to monitor and evaluate performance of the company's business segments. Results in the following segment information are reported on a pro forma adjusted basis, as if Thermo and Fisher had been combined for both periods.

Analytical Technologies Segment

Pro forma revenues for the Analytical Technologies Segment grew 16% in the fourth quarter of 2006 to $1.02 billion, compared with $885 million in the 2005 quarter. Pro forma adjusted operating income increased 25% in 2006, and pro forma adjusted operating margin rose to 17.9%, versus 16.6% in the year-ago quarter.

For the full year, pro forma segment revenues grew 11% to $3.74 billion in 2006, compared with $3.37 billion in 2005. Pro forma adjusted operating income for the segment grew 19% in 2006, and pro forma adjusted operating margin increased to 17.2%, versus 16.1% a year ago.

Laboratory Products and Services Segment

In the Laboratory Products and Services Segment, pro forma revenues grew 7% in the fourth quarter of 2006 to $1.40 billion, compared with $1.31 billion in the 2005 quarter. Pro forma adjusted operating income increased 17% in 2006, and pro forma adjusted operating margin rose to 12.4%, versus 11.3% in the year-ago quarter.

For the full year, pro forma segment revenues grew 9% to $5.44 billion in 2006, compared with $4.98 billion in 2005. Pro forma adjusted operating income for the segment grew 23% in 2006, and pro forma adjusted operating margin increased to 12.2%, versus 10.8% a year ago.

Use of Non-GAAP Financial Measures

In addition to the financial measures prepared in accordance with generally accepted accounting principles (GAAP), we use certain non-GAAP financial measures, including adjusted EPS, adjusted operating income and adjusted operating margin, which exclude restructuring and other costs/income and amortization of acquisition-related intangible assets. Adjusted EPS also excludes certain other gains and losses, tax provisions/benefits related to the previous items, benefits from tax credit carryforwards, the impact of significant tax audits or events and discontinued operations. We exclude the above items because they are outside of our normal operations and/or, in certain cases, are difficult to forecast accurately for future periods. For purposes of comparison, 2005 consolidated adjusted results reflect the pro forma effect of stock option expense as if it had been required in that period. We believe that the use of non-GAAP measures helps investors to gain a better understanding of our core operating results and future prospects, consistent with how management measures and forecasts the company's performance, especially when comparing such results to previous periods or forecasts.

For example:

We exclude costs and tax effects associated with restructuring activities, such as reducing overhead and consolidating facilities in connection with the Fisher merger and our Kendro acquisition. We believe that the costs related to these restructuring activities are not indicative of our normal operating costs.

We exclude certain acquisition-related costs, including charges for the sale of inventories revalued at the date of acquisition, accelerated vesting of our equity-based arrangements resulting from the change in control occurring at the date of the Fisher merger ($36.7 million) and Fisher merger-related professional fees. We exclude these costs because we do not believe they are indicative of our normal operating costs.

We exclude the expense and tax effects associated with the amortization of acquisition-related intangible assets because a significant portion of the purchase price for acquisitions may be allocated to intangible assets that have lives of 5 to 20 years. Our adjusted EPS estimate for 2007 excludes approximately $.84 of expense for the amortization of acquisition-related intangible assets for acquisitions completed through 2006. Exclusion of the amortization expense allows comparisons of operating results that are consistent over time for both our newly acquired and long-held businesses and with both acquisitive and non-acquisitive peer companies.

We also exclude certain gains/losses and related tax effects, benefits from tax credit carryforwards and the impact of significant tax audits or events, which are either isolated or cannot be expected to occur again with any regularity or predictability and that we believe are not indicative of our normal operating gains and losses. We exclude gains/losses from the sale of our equity interests in Newport Corporation and Thoratec Corporation, as well as other items such as the sale of a business or real estate, the early retirement of debt and debt facilities and discontinued operations. (We sold our remaining shares of Newport and Thoratec during the second quarter of 2005.)

Thermo Fisher
SCIENTIFIC

Thermo Fisher's management uses these non-GAAP measures, in addition to GAAP financial measures, as the basis for measuring the company's core operating performance and comparing such performance to that of prior periods and to the performance of our competitors. Such measures are also used by management in their financial and operating decision-making and for compensation purposes.

The non-GAAP financial measures of Thermo Fisher's results of operations included in this press release are not meant to be considered superior to or a substitute for Thermo Fisher's results of operations prepared in accordance with GAAP. Reconciliations of such non-GAAP financial measures to the most directly comparable GAAP financial measures are set forth in the accompanying tables. Thermo Fisher's earnings guidance, however, is only provided on an adjusted basis. It is not feasible to provide GAAP EPS guidance because the items excluded, other than the amortization expense, are difficult to predict and estimate and are primarily dependent on future events, such as acquisitions and decisions concerning the location and timing of facility consolidations.

Conference Call

Thermo Fisher Scientific will hold its earnings conference call today, February 8, at 9:00 a.m. Eastern time. To listen, dial 866-814-1913 within the U.S. or 703-639-1357 outside the U.S., and use conference ID 1026514. You may also listen to the call live on our Website, www.thermofisher.com, by clicking on "Investors." You will find this press release, including the accompanying reconciliation of non-GAAP financial measures and related information, in that section of our Website under "Quarterly Results." An audio archive of the call will be available under "Webcasts and Presentations" through Thursday, March 8, 2007.

About Thermo Fisher Scientific

Thermo Fisher Scientific Inc. (NYSE: TMO) is the world leader in serving science, enabling our customers to make the world healthier, cleaner and safer. With an annual revenue rate of more than $9 billion, we employ 30,000 people and serve over 350,000 customers within pharmaceutical and biotech companies, hospitals and clinical diagnostic labs, universities, research institutions and government agencies, as well as environmental and industrial process control settings. Serving customers through two premier brands, Thermo Scientific and Fisher Scientific, we help solve analytical challenges from routine testing to complex research and discovery. Thermo Scientific offers customers a complete range of high-end analytical instruments as well as laboratory equipment, software, services, consumables and reagents to enable integrated laboratory workflow solutions. Fisher Scientific provides a complete portfolio of laboratory equipment, chemicals, supplies and services used in healthcare, scientific research, safety and education. Together, we offer the most convenient purchasing options to customers and continuously advance our technologies to accelerate the pace of scientific discovery, enhance value for customers and fuel growth for shareholders and employees alike. Visit www.thermofisher.com.

The following constitutes a "Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995: This press release contains forward-looking statements that involve a number of risks and uncertainties. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth under the heading "Risk Factors" in Thermo Electron's and Fisher Scientific's Quarterly Reports on Form 10-Q for the third quarter of 2006. We also may make forward-looking statements about the benefits of the merger of Thermo Electron and Fisher Scientific, including statements about future financial and operating results, the new company's plans, objectives, expectations and intentions and other statements that are not historical facts. These include risks and uncertainties

ThermoFisher
SCIENTIFIC

relating to: the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; the need to develop new products and adapt to significant technological change; implementation of strategies for improving internal growth; use and protection of intellectual property; dependence on customers' capital spending policies and government funding policies; realization of potential future savings from new productivity initiatives; dependence on customers that operate in cyclical industries; general worldwide economic conditions and related uncertainties; the effect of changes in governmental regulations; exposure to product liability claims in excess of insurance coverage; and the effect of exchange rate fluctuations on international operations. While we may elect to update forward-looking statements at some point in the future, we specifically disclaim any obligation to do so, even if our estimates change and, therefore, you should not rely on these forward-looking statements as representing our views as of any date subsequent to today.

###

Consolidated Statement of Income (a)(h)

(In thousands except per share amounts)	Three Months Ended December 31, 2006	% of Revenues	December 31, 2005	% of Revenues
Revenues	$ 1,668,900		$ 740,787	
Costs and Operating Expenses:				
Cost of revenues	1,061,473	63.6%	398,227	53.8%
Selling, general and administrative expenses	403,063	24.2%	185,821	25.1%
Amortization of acquisition-related intangible assets	93,205	5.6%	25,548	3.5%
Research and development expenses	52,169	3.1%	38,231	5.2%
Restructuring and other costs, net (d)	32,160	1.9%	4,473	0.6%
	1,642,070	98.4%	652,300	88.1%
Operating Income	26,830	1.6%	88,487	11.9%
Interest Income	6,669		3,444	
Interest Expense (f)	(26,923)		(7,966)	
Other Income, Net	570		876	
Income from Continuing Operations Before Income Taxes	7,146		84,841	
Benefit from (Provision for) Income Taxes	17,775		(29,480)	
Income from Continuing Operations	24,921		55,361	
Income from Discontinued Operations (net of income tax provision of $233)	543		-	
Gain (Loss) on Disposal of Discontinued Operations (includes tax benefit of $157 in 2006, net of income tax provision of $613 in 2005)	(148)		1,044	
Net Income	$ 25,316	1.5%	$ 56,405	7.6%
Earnings per Share from Continuing Operations:				
Basic	$ .08		$ .34	
Diluted	$ .08		$ .34	
Earnings per Share:				
Basic	$ .08		$ .35	
Diluted	$ .08		$ .34	
Weighted Average Shares:				
Basic	302,190		162,341	
Diluted	318,361		166,312	

Reconciliation of Adjusted Operating Income and Adjusted Operating Margin

GAAP Operating Income (a)	$ 26,830	1.6%	$ 88,487	11.9%
Cost of Revenues Charges (c)	74,375	4.5%	166	0.0%
Restructuring and Other Costs, Net (d)	32,160	1.9%	4,473	0.6%
Pro Forma Stock Option Compensation Expense	-	0.0%	(5,232)	-0.7%
Stock Compensation Acceleration Charge (e)	36,747	2.2%	-	0.0%
Amortization of Acquisition-related Intangible Assets	93,205	5.6%	25,548	3.5%
Adjusted Operating Income (b)	$ 263,317	15.8%	$ 113,442	15.3%

Reconciliation of Adjusted Net Income

GAAP Net Income (a)	$ 25,316	1.5%	$ 56,405	7.6%
Cost of Revenues Charges (c)	74,375	4.5%	166	0.0%
Restructuring and Other Costs, Net (d)	32,160	1.9%	4,473	0.6%
Pro Forma Stock Option Compensation Expense	-	0.0%	(5,232)	-0.7%
Stock Compensation Acceleration Charge (e)	36,747	2.2%	-	0.0%
Amortization of Acquisition-related Intangible Assets	93,205	5.6%	25,548	3.5%
Interest Expense (f)	930	0.0%	-	0.0%
Provision for Income Taxes (g)	(80,702)	-4.8%	(3,225)	-0.4%
Discontinued Operations, Net of Tax	(395)	0.0%	(1,044)	-0.2%
Adjusted Net Income (b)	$ 181,636	10.9%	$ 77,091	10.4%

Reconciliation of Adjusted Earnings per Share

GAAP EPS (a)	$ 0.08	$ 0.34
Cost of Revenues Charges, Net of Tax (c)	0.14	-
Restructuring and Other Costs, Net of Tax (d)	0.08	0.02
Pro Forma Stock Option Compensation Expense, Net of Tax	-	(0.02)
Stock Compensation Acceleration Charge, Net of Tax (e)	0.08	-
Amortization of Acquisition-related Intangible Assets, Net of Tax	0.19	0.11
Interest Expense (f)	-	-
Provision for Income Taxes (g)	-	0.03
Discontinued Operations, Net of Tax	-	(0.01)
Adjusted EPS (b)	$ 0.57	$ 0.47

Segment Data

(In thousands except percentage amounts)	Three Months Ended			
	December 31, 2006	% of Revenues	December 31, 2005	% of Revenues
Revenues				
Analytical Technologies	$ 848,975	50.9%	$ 541,386	73.1%
Laboratory Products and Services	860,766	51.6%	199,401	26.9%
Eliminations	(40,841)	-2.5%	-	0.0%
Consolidated Revenues	$ 1,668,900	100.0%	$ 740,787	100.0%
Operating Income and Operating Margin				
Analytical Technologies	$ 153,853	18.1%	$ 82,143	15.2%
Laboratory Products and Services	109,464	12.7%	31,151	15.6%
Other	-		148	
Subtotal Reportable Segments	263,317	15.8%	113,442	15.3%
Cost of Revenues Charges (c)	(74,375)	-4.5%	(166)	0.0%
Restructuring and Other Costs, Net (d)	(32,160)	-1.9%	(4,473)	-0.6%
Pro Forma Stock Option Compensation Expense	-	0.0%	5,232	0.7%
Stock Compensation Acceleration Charge (e)	(36,747)	-2.2%	-	0.0%
Amortization of Acquisition-related Intangible Assets	(93,205)	-5.6%	(25,548)	-3.5%
GAAP Operating Income (a)	$ 26,830	1.6%	$ 88,487	11.9%

Pro Forma Data (Unaudited) (i)

(In millions except percentage amounts)	Three Months Ended			
	December 31, 2006	% of Revenues	December 31, 2005	% of Revenues
Pro Forma Revenues (i)				
Analytical Technologies	$ 1,023.6	43.6%	$ 885.2	41.7%
Laboratory Products and Services	1,401.7	59.7%	1,308.1	61.6%
Eliminations	(77.5)	-3.3%	(69.1)	-3.3%
Pro Forma Combined Revenues	2,347.8	100.0%	2,124.2	100.0%
Pre-merger Fisher Scientific Results, Net of Eliminations	(678.9)		(1,383.4)	
GAAP Consolidated Revenues (a)	$ 1,668.9		$ 740.8	
Pro Forma Operating Income and Operating Margin (i)				
Analytical Technologies	$ 183.6	17.9%	$ 146.8	16.6%
Laboratory Products and Services	173.6	12.4%	147.9	11.3%
Other/Eliminations	(0.1)		(0.4)	
Pro Forma Adjusted Combined Operating Income (b)	357.1	15.2%	294.3	13.9%
Pre-merger Fisher Scientific Results Included Above	(93.8)		(180.9)	
Adjusted Operating Income (b)	263.3	15.8%	113.4	15.3%
Cost of Revenues Charges (c)	(74.4)	-4.5%	(0.1)	0.0%
Restructuring and Other Costs, Net (d)	(32.1)	-1.9%	(4.5)	-0.6%
Pro Forma Stock Option Compensation Expense	-	0.0%	5.2	0.7%
Stock Compensation Acceleration Charge (e)	(36.7)	-2.2%	-	0.0%
Amortization of Acquisition-related Intangible Assets	(93.2)	-5.6%	(25.5)	-3.5%
GAAP Operating Income (a)	$ 26.9	1.6%	$ 88.5	11.9%

(a) "GAAP" (reported) results were determined in accordance with U.S. generally accepted accounting principles (GAAP).

(b) Adjusted results are non-GAAP measures and exclude certain charges to cost of revenues (see note (c) for details); amortization of acquisition-related intangible assets; restructuring and other costs, net (see note (d) for details); charges for the acceleration of stock-based compensation expense due to a change in control (see note (e) for details); certain other income/expense and costs associated with the early termination of debt/credit facilities (see note (f) for details); the tax consequences of the preceding items (see note (g) for details); and results of discontinued operations. In 2005, adjusted results include pro forma stock option compensation expense. In 2006, aside from the charge discussed in note (e), stock option expense of $9,569 is included in both reported and adjusted results as follows: cost of revenues $917; selling, general and administrative expenses $8,112; and research and development expenses $540.

(c) Reported results in 2006 include $74,070 of charges for the sale of inventories revalued at the date of acquisition and $305 of accelerated depreciation on manufacturing assets being abandoned due to facility consolidations. Reported results in 2005 include $166 of accelerated depreciation on manufacturing assets abandoned due to facility consolidations.

(d) Reported results in 2006 and 2005 include restructuring and other costs, net, consisting principally of severance, abandoned facility and other expenses of real estate consolidation, net of net gains on the sale of product lines and abandoned facilities. Reported results in 2006 also include $15,242 of charges for in-process research and development associated with the Fisher merger.

(e) Reported results in 2006 include a charge for the acceleration of stock-based compensation expense due to a change in control, recorded as follows: cost of revenues $3,821; selling, general and administrative expenses $30,844; and research and development expenses $2,082.

(f) Reported results in 2006 include $930 of cost associated with the early termination of debt/credit facilities.

(g) Reported provision for income taxes includes $80,702 and $9,215 of incremental tax benefit in 2006 and 2005, respectively, for the items in (b) through (d); and $4,159 in 2005 of incremental tax provision for the estimated effect of tax audits of prior years in a non-U.S. country . Adjusted provision for income taxes in 2005 includes $1,831 of tax benefits for the pro forma stock option compensation expense.

(h) Consolidated depreciation expense in 2006 and 2005 was $31,306 and $12,380, respectively.

(i) Pro forma results combine the results of the company with the pre-merger results of Fisher Scientific International Inc.

Consolidated Statement of Income (a)(h)

(In thousands except per share amounts)	Year Ended December 31, 2006	% of Revenues	December 31, 2005	% of Revenues
Revenues	$ 3,791,617		$ 2,633,027	
Costs and Operating Expenses:				
Cost of revenues	2,210,189	58.3%	1,438,079	54.6%
Selling, general and administrative expenses	952,747	25.1%	684,146	26.0%
Amortization of acquisition-related intangible assets	170,826	4.5%	77,640	3.0%
Research and development expenses	170,184	4.5%	152,775	5.8%
Restructuring and other costs, net (d)	45,712	1.2%	16,900	0.6%
	3,549,658	93.6%	2,369,540	90.0%
Operating Income	241,959	6.4%	263,487	10.0%
Interest Income	16,419		11,569	
Interest Expense (f)	(51,930)		(26,715)	
Other Income, Net (f)	2,922		37,557	
Income from Continuing Operations Before Income Taxes	209,370		285,898	
Provision for Income Taxes	(43,054)		(87,597)	
Income from Continuing Operations	166,316		198,301	
Income from Discontinued Operations (net of income tax provision of $233)	543		-	
Gain on Disposal of Discontinued Operations (net of income tax provision of $1,146 in 2006 and $16,341 in 2005)	2,076		24,917	
Net Income	$ 168,935	4.5%	$ 223,218	8.5%
Earnings per Share from Continuing Operations:				
Basic	$ .85		$ 1.23	
Diluted	$ .82		$ 1.21	
Earnings per Share:				
Basic	$ .86		$ 1.38	
Diluted	$ .84		$ 1.36	
Weighted Average Shares:				
Basic	196,057		161,587	
Diluted	203,672		165,334	

Reconciliation of Adjusted Operating Income and Adjusted Operating Margin				
GAAP Operating Income (a)	$ 241,959	6.4%	$ 263,487	10.0%
Cost of Revenues Charges (c)	77,625	2.0%	13,387	0.5%
Restructuring and Other Costs, Net (d)	45,712	1.2%	16,900	0.6%
Pro Forma Stock Option Compensation Expense	-	0.0%	(20,922)	-0.8%
Stock Compensation Acceleration Charge (e)	36,747	1.0%	-	0.0%
Amortization of Acquisition-related Intangible Assets	170,826	4.5%	77,640	3.0%
Adjusted Operating Income (b)	$ 572,869	15.1%	$ 350,492	13.3%
Reconciliation of Adjusted Net Income				
GAAP Net Income (a)	$ 168,935	4.5%	$ 223,218	8.5%
Cost of Revenues Charges (c)	77,625	2.0%	13,387	0.5%
Restructuring and Other Costs, Net (d)	45,712	1.2%	16,900	0.6%
Pro Forma Stock Option Compensation Expense	-	0.0%	(20,922)	-0.8%
Stock Compensation Acceleration Charge (e)	36,747	1.0%	-	0.0%
Amortization of Acquisition-related Intangible Assets	170,826	4.5%	77,640	3.0%
Interest Expense and Other Income, Net (f)	930	0.0%	(27,594)	-1.1%
Provision for Income Taxes (g)	(110,500)	-2.9%	(16,224)	-0.6%
Discontinued Operations, Net of Tax	(2,619)	-0.1%	(24,917)	-0.9%
Adjusted Net Income (b)	$ 387,656	10.2%	$ 241,488	9.2%
Reconciliation of Adjusted Earnings per Share				
GAAP EPS (a)	$ 0.84		$ 1.36	
Cost of Revenues Charges, Net of Tax (c)	0.23		0.05	
Restructuring and Other Costs, Net of Tax (d)	0.18		0.07	
Pro Forma Stock Option Compensation Expense, Net of Tax	-		(0.08)	
Stock Compensation Acceleration Charge, Net of Tax (e)	0.12		-	
Amortization of Acquisition-related Intangible Assets, Net of Tax	0.54		0.30	
Interest Expense and Other Income, Net (f)	0.01		(0.11)	
Provision for Income Taxes (g)	-		0.03	
Discontinued Operations, Net of Tax	(0.01)		(0.15)	
Adjusted EPS (b)	$ 1.91		$ 1.47	

Segment Data

(In thousands except percentage amounts)	Year Ended December 31, 2006	% of Revenues	December 31, 2005	% of Revenues
Revenues				
Analytical Technologies	$ 2,425,821	64.0%	$ 2,006,744	76.2%
Laboratory Products and Services	1,406,637	37.1%	626,283	23.8%
Eliminations	(40,841)	-1.1%	-	0.0%
Consolidated Revenues	$ 3,791,617	100.0%	$ 2,633,027	100.0%
Operating Income and Operating Margin				
Analytical Technologies	$ 383,640	15.8%	$ 268,426	13.4%
Laboratory Products and Services	189,229	13.5%	81,918	13.1%
Other	-		148	
Subtotal Reportable Segments	572,869	15.1%	350,492	13.3%
Cost of Revenues Charges (c)	(77,625)	-2.0%	(13,387)	-0.5%
Restructuring and Other Costs, Net (d)	(45,712)	-1.2%	(16,900)	-0.6%
Pro Forma Stock Option Compensation Expense	-	0.0%	20,922	0.8%
Stock Compensation Acceleration Charge (e)	(36,747)	-1.0%	-	0.0%
Amortization of Acquisition-related Intangible Assets	(170,826)	-4.5%	(77,640)	-3.0%
GAAP Operating Income (a)	$ 241,959	6.4%	$ 263,487	10.0%

Pro Forma Data (Unaudited) (i)

(In millions except percentage amounts)	Year Ended December 31, 2006	% of Revenues	December 31, 2005	% of Revenues
Pro Forma Revenues (i)				
Analytical Technologies	$ 3,742.5	42.2%	$ 3,369.3	41.7%
Laboratory Products and Services	5,437.6	61.3%	4,980.3	61.7%
Eliminations	(309.7)	-3.5%	(274.7)	-3.4%
Pro Forma Combined Revenues	8,870.4	100.0%	8,074.9	100.0%
Pre-merger Fisher Scientific Results, Net of Eliminations	(5,078.8)		(5,441.9)	
GAAP Consolidated Revenues (a)	$ 3,791.6		$ 2,633.0	
Pro Forma Operating Income and Operating Margin (i)				
Analytical Technologies	$ 645.0	17.2%	$ 540.9	16.1%
Laboratory Products and Services	662.5	12.2%	538.3	10.8%
Other/Eliminations	(1.1)		(0.4)	
Pro Forma Adjusted Combined Operating Income (b)	1,306.4	14.7%	1,078.8	13.4%
Pre-merger Fisher Scientific Results Included Above	(733.5)		(728.3)	
Adjusted Operating Income (b)	572.9	15.1%	350.5	13.3%
Cost of Revenues Charges (c)	(77.7)	-2.0%	(13.4)	-0.5%
Restructuring and Other Costs, Net (d)	(45.7)	-1.2%	(16.9)	-0.6%
Pro Forma Stock Option Compensation Expense	-	0.0%	20.9	0.8%
Stock Compensation Acceleration Charge (e)	(36.7)	-1.0%	-	0.0%
Amortization of Acquisition-related Intangible Assets	(170.8)	-4.5%	(77.6)	-3.0%
GAAP Operating Income (a)	$ 242.0	6.4%	$ 263.5	10.0%

(a) "GAAP" (reported) results were determined in accordance with U.S. generally accepted accounting principles (GAAP).

(b) Adjusted results are non-GAAP measures and exclude certain charges to cost of revenues (see note (c) for details); amortization of acquisition-related intangible assets; restructuring and other costs, net (see note (d) for details); charges for the acceleration of stock-based compensation expense due to a change in control (see note (e) for details); certain other income/expense and costs associated with the early termination of debt/credit facilities (see note (f) for details); the tax consequences of the preceding items (see note (g) for details); and results of discontinued operations. In 2005, adjusted results include pro forma stock option compensation expense. In 2006, aside from the charge discussed in note (e), stock option expense of $28,060 is included in both reported and adjusted results as follows: cost of revenues $3,040; selling, general and administrative expenses $23,408; and research and development expenses $1,612.

(c) Reported results in 2006 include $74,749 of charges for the sale of inventories revalued at the date of acquisition and $2,876 of accelerated depreciation on manufacturing assets being abandoned due to facility consolidations. Reported results in 2005 include $13,387 of charges primarily for the sale of inventories revalued at the date of acquisition.

(d) Reported results in 2006 and 2005 include restructuring and other costs, net, consisting principally of severance, abandoned facility and other expenses of real estate consolidation, net of net gains on the sale of product lines and abandoned facilities. Reported results in 2006 also include $15,242 of charges for in-process research and development associated with the Fisher merger.

(e) Reported results in 2006 include a charge for the acceleration of stock-based compensation expense due to a change in control, recorded as follows: cost of revenues $3,821; selling, general and administrative expenses $30,844; and research and development expenses $2,082.

(f) Reported results in 2006 include $930 of cost associated with the early termination of debt/credit facilities in interest expense. Reported results in 2005 include $27,594 of net gains from the sale of shares of Newport Corporation and Thoratec Corporation in other income, net.

(g) Reported provision for income taxes includes $111,741 and $27,705 of incremental tax benefit in 2006 and 2005, respectively, for the items in (b) through (e) $1,241 and $4,159 in 2006 and 2005, respectively, of incremental tax provision for the estimated effect of tax audits of prior years in a non-U.S. country. Adjusted provision for income taxes in 2005 includes $7,322 of tax benefits for the pro forma stock option compensation expense.

(h) Consolidated depreciation expense in 2006 and 2005 was $69,947 and $45,632, respectively.

(i) Pro forma results combine the results of the company with the pre-merger results of Fisher Scientific International Inc.

Condensed Consolidated Balance Sheet

(In thousands)	Dec. 31, 2006	Dec. 31, 2005
Assets		
Current Assets:		
Cash and cash equivalents	$ 667,434	$ 214,326
Short-term investments	23,762	80,661
Accounts receivable, net	1,392,743	560,172
Inventories	1,164,465	359,392
Other current assets	411,132	139,349
Total current assets	3,659,536	1,353,900
Property, Plant and Equipment, Net	1,256,727	280,654
Acquisition-related Intangible Assets	7,511,565	450,740
Other Assets	309,421	200,080
Goodwill	8,524,989	1,966,195
Total Assets	$ 21,262,238	$ 4,251,569
Liabilities and Shareholders' Equity		
Current Liabilities:		
Short-term obligations and current maturities of long-term obligations	$ 483,298	$ 130,137
Other current liabilities	1,669,023	661,525
Total current liabilities	2,152,321	791,662
Other Long-term Liabilities	3,017,385	197,965
Long-term Obligations	2,180,705	468,630
Total Shareholders' Equity	13,911,827	2,793,312
Total Liabilities and Shareholders' Equity	$ 21,262,238	$ 4,251,569

Note:

The components of the preliminary purchase price allocation for Fisher are as follows:

	(in billions)
Purchase Consideration (Including Transaction Costs)	$ 10.3
Assumption of Debt	2.3
Cash Acquired	(0.4)
	$ 12.2
Allocation:	
Current assets	$ 1.9
Acquired intangible assets	7.2
Other assets (including property, plant and equipment)	1.2
Goodwill	6.4
Current liabilities	(1.0)
Other long-term liabilities (including long-term deferred income taxes)	(3.0)
Fair value of convertible debt allocable to equity	(0.5)
	$ 12.2